UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Matador Resources Company

Full Name of Registrant

Former Name if Applicable

5400 LBJ Freeway, Suite 1500

Address of Principal Executive Office (Street and Number)

Dallas, TX 75240

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Matador Resources Company (the “Company”) is unable to file its Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) in a timely manner without unreasonable effort and expense due to a delay experienced by the Company in completing its financial statements and other disclosures in the Form 10-K. The Company recently completed its initial public offering and is filing a Form 10-K for the first time. As a result, the Company is still in the process of compiling required information to complete the Form 10-K. The Company presently anticipates that it will file the Form 10-K prior to the fifteenth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph Wm. Foran	(972)	371-5200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the Form 10-K will report revenue of approximately $79.2 million for the year ended December 31, 2011, as compared to $42.5 million for the year ended December 31, 2010. The Company also anticipates reporting a net loss of approximately $10.3 million and earnings (loss) of $(0.25) per Class A common share and $0.02 per Class B common share for the year ended December 31, 2011 as compared to net income of approximately $6.4 million and earnings of $0.15 per Class A common share and $0.42 per Class B common share for the year ended December 31, 2010. The Company anticipates that the primary reasons for the net loss for the year ended December 31, 2011 are that (i) the Company recorded a full-cost ceiling impairment charge of approximately $23.0 million net of a deferred income tax credit of approximately $12.7 million during the first quarter of 2011 and (ii) the Company incurred total non-cash stock-based compensation expense of approximately $2.4 million for the year ended December 31, 2011.

Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements regarding the Company’s ability to file its related Annual Report on Form 10-K within the 15-day extension period and its anticipated financial results for the year ended December 31, 2011, which are preliminary and subject to adjustment following completion of annual audit procedures. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ. The risks include, but are not limited to, unexpected delays which the Company may incur in connection with the preparation of the Form 10-K and changes arising during the annual audit procedures.

Matador Resources Company

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2012	By:	/s/ Joseph Wm. Foran
	Name:	Joseph Wm. Foran
	Title:	Chairman, President and Chief Financial Officer